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                            July 6, 2022

       William J. Levy
       Senior Director
       Investment Grade R.E. Income Fund, L.P.
       831 State Street, Suite 280
       Santa Barbara, California 93101

                                                        Re: Investment Grade
R.E. Income Fund, L.P.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed June 22, 2022
                                                            File No. 024-11181

       Dear Mr. Levy:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 3 to Offering Statement on Form 1-A filed June 22, 2022

       Cover Page

   1. We note your disclosure that you have sold 9,383,133 of the 40,000 Units offered. Please reconcile this
disclosure or advise.
       Independent Auditors' Report, page 45

   2. Please have your auditor include a signature on the Independent Auditors' Report.
 William J. Levy
FirstName
InvestmentLastNameWilliam
             Grade R.E. IncomeJ.Fund,
                                 Levy L.P.
Comapany
July 6, 2022NameInvestment Grade R.E. Income Fund, L.P.
July 6,2 2022 Page 2
Page
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Jason Luhan